UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Voyager Acquisition Corp.
Full Name of Registrant

N/A
Former Name if Applicable

131 Concord Street
Address of Principal Executive Office (Street and Number)

Brooklyn, NY 11201
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Voyager Acquisition Corp. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended March 31, 2026 (the “Quarterly Report”) within the prescribed time because the Registrant requires additional time to complete the preparation of its financial statements, management’s discussion and analysis, and related disclosures in connection with the Registrant’s pending business combination with Veraxa Biotech AG and the significant shareholder redemptions that occurred during the quarter. The original filing date applicable to smaller reporting companies was May 15, 2026. The Registrant is still in the process of compiling the required information to complete the Quarterly Report, and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the period ended March 31, 2026. The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Adeel Rouf	347	720-2907
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s net income for the three months ended March 31, 2026 decreased to approximately $180,499, compared to net income of approximately $2,433,145 for the three months ended March 31, 2025, primarily due to a significant increase in general and administrative expenses in connection with the Registrant’s pending business combination with Veraxa Biotech AG. In addition, holders of approximately 99.67% of the Registrant’s outstanding Class A ordinary shares exercised their right to redeem such shares during the quarter.

Voyager Acquisition Corp.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2026	By:	/s/ Adeel Rouf
Adeel Rouf
Chief Executive Officer

2